GRANDSOUTH BANCORPORATION
                                 381 Halton Road
                        Greenville, South Carolina 29607
                                 (864) 770-1000


VIA EDGAR

Jessica Livingston, Esquire
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

                  Re:      GrandSouth Bancorporation
                  Preliminary Proxy filed October 30, 2008
                  File No. 000-31937

Dear Ms. Livingston:

     In connection with responding to your comments of November 7, 2008, with respect to the above-referenced Preliminary Proxy Statement and filing of an amended Proxy Statement, we acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Sincerely,

                                    s/Ronald K. Earnest
                                    -------------------------------------
                                    Ronald K. Earnest
                                    President